Note 1 - **Nature of Business**

R. F. Lafferty & Co., Inc. (The "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - **Summary of Significant Accounting Policies**

a) *Revenue Recognition*

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis. Commission income and related expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) *Income Taxes*

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 - **Summary of Significant Accounting Policies (continued)**

d) *Fair Value Measurements*

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2015:

		Fair Value Measurements Using		
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$846,905	$846905	$-0-	$-0-
Bonds	144,101	144,101	-0-	-0-
Equities (sold short)	(42,164)	(42,164)	-0-	-0-

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e) *Fixed Assets*

Fixed assets are carried at cost and are depreciated over a useful life of 5-7 years.

f) *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g) *Subsequent Events*

The Company has evaluated events and transactions that occurred between January 1, 2015 and February 1, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- **Marketable Securities Owned, and Sold, Not Yet Purchased.**

Marketable securities consist of securities at quoted market values, as illustrated below:

	Owned	Sold, Not Yet Purchased
Equities	$846,905	$42,164
Bonds	144,101	-0-
	$991,006	$42,164

Note 4 - **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. The Company makes annual contributions of 1 % of the salaries of all eligible employees. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan for the year ended December 31, 2015 was $21,778.

Note 5-   **Commitments and Contingencies**

Office Space

The Company rents office space pursuant to a lease agreement expiring January 31, 2019

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2016	325,069
2017	333,196
2018	341,525
2019	14,245

Note 6 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may

impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing
broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 -   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had net capital of $1,001,743 which was $350,393 in excess of its required net capital of $651,350. The Company's net capital ratio was 77.97%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2015, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.